UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

14272

DIVISION OF
CORPORATION FINANCE

04025022

April 1, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/1/2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Bristol-Myers Squibb Company
Incoming letters dated February 14, 2004 and March 12, 2004

Dear Mr. Chevedden:

This is in response to your letters dated February 14, 2004 and March 12, 2004 concerning the shareholder proposal submitted to Bristol-Myers by Nick Rossi. On February 11, 2004, we issued our response expressing our informal view that Bristol-Myers could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Sandra Leung
Vice President & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

PROCESSED
APR 26 2004
THOMSON
FINANCIAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

February 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
Bristol-Myers Squibb Co. (BMY)
Poison Pill Topic

Ladies and Gentlemen:

This is in further support of the January 10, 2004, January 16, 2004, January 31, 2004 and February 7, 2004 rebuttal letters.

The company failed to submit the latest revision of the shareholder proposal which was timely submitted to the company.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
"It is the Company's policy to seek stockholder approval prior to its adoption of a stockholder rights plan [poison pill], unless the board determines, with the concurrence of a majority of its independent non-executive members, that, due to timing concerns, it is in the best interests of the Company' stockholder to adopt a rights plan without delay.

"If a rights plan is adopted without prior stockholder approval, the plan must provide that it shall expire unless ratified by stockholder within one year of adoption."

Company policy for an artificial one-year time-out vote exclusion is not part of the shareholder proposal
The company inscrutably claims that a policy that mandates an artificial time-out period to exclude a shareholder vote purportedly implements a policy calling for a shareholder vote on an issue where time is of the essence. The Richard, Layton & Finger January 30, 2004 Opinion on poison pills states that "time is of the essence."

There is no logical reason for a pill to have a one-year time-out or delay on a vote when the board can adopt a pill at any time during the year.

A non-sustaining company policy cannot implement a sustaining shareholder proposal
The company "Board Policy" completely fails to address a sustaining part of the proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election." Without this key part the shareholder proposal is subject to manipulation at the expense of shareholders because the "Board Policy" can be removed secretly at any time and removed without a shareholder vote at any time. Any time the board feels uncomfortable without a poison pill, the Board can simply repeal the "Board Policy" without notice.

The company gives no precedent for a continuing and sustaining proposal to be replaced by a non-sustaining policy that can be secretly repealed.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc:
Nick Rossi
Peter Dolan

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

March 12, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Bristol-Myers Squibb Co. (BMY)
Poison Pill Topic

Ladies and Gentlemen:

Included is a supplemental rule 14a-8 shareholder proposal which is submitted consistent with following the successful lead of companies in both a) submitting supplemental no action arguments and b) in submitting new facts. This is a request to receive the same consideration as the supplemental company no action requests and the new company facts. This could be considered less than a supplemental proposal because it is the same as the original proposal except a sentence is withdrawn concerning director discretion.

It is believed that rule 14a-8 intends for shareholders and companies to have the same rights for reconsideration. In other words that there is not be a two-tier system for reconsideration with companies being given a superior number of options to obtain successful reconsideration.

Companies now have the last-minute option of obtaining Staff concurrence with fine-tuning the text of their response to rule 14a-8 shareholder proposals. This is a shareholder request for less than an opportunity for fine-tuning – simply the withdrawal of text.

SLB 14 does not set an absolute limit on the opportunity to revise shareholder proposals:

Division of Corporation Finance:
Staff Legal Bulletin No. 14

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

Additionally this shareholder request can be considered the most minor of revisions, if even a revision, because it merely withdraws text.

This request is submitted consistent with shareholders having a lesser option in the rule 14a-8 process than companies have – that of merely withdrawing text.

Sincerely,

John Chevedden

cc:
Nick Rossi
Peter Dolan

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	67%
2003	69%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 69% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic.

[illegible] This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.